ProFunds

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD  20814-6527

March 5, 2014

VIA EDGAR CORRESPONDENCE

Jason Fox

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ProFunds (File No. 811-08239)

Dear Mr. Fox:

We are writing to respond to the comments that you communicated to us by telephone on January 14, 2014, relating to Certified Shareholder Reports filed on Form N-CSR on behalf of  ProFunds (the “Registrant”), which were filed March 8, 2013 and September 6, 2013.  For ease of reference, each comment has been restated in italics before our response.  Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.              Comment: The Management Discussion of Fund Performance (“MDFP”) for some of the funds such as ProFund VP Small-Cap Value states that the Fund achieved an average daily statistical correlation of over 0.99 to the daily performance of the Index; however, the Summary Prospectus does not disclose that objective of the Fund is based on daily investment results.

Response:   The single beta funds have investment objectives of corresponding to their respective index on a daily and over time basis.  The MDFP in the December 31, 2013 Annual Report will be updated to remove the “daily” reference for the single beta funds.  This will bring the shareholder reports in line with the prospectus disclosures.

2.              Comment:  The filings that were reviewed had 50 portfolios; however, the EDGAR database lists over 50 portfolios as active.  Ensure that any portfolios that are not currently operating are designated as “inactive” in the EDGAR database.

Response:  The ProFunds Trust consists of 112 separate investment portfolios.  The referenced filings were for the 50 variable annuity products with a December 31 year end.  Fund Management has reviewed the status of the funds listed in the EDGAR database and noted funds that have not commenced operations that are marked as “active” that will be changed to “inactive”.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding these filings, please contact me at (614) 470-8418 or Kenneth C. Fang at ProFund Advisors LLC at (240) 697-6577.  Thank you for your time and attention to this matter.

Very truly yours,

/S/ Christopher E. Sabato
Christopher E. Sabato
Treasurer